UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

Media Release

FOR IMMEDIATE RELEASE

Merck KGaA Acquires Majority Shareholding in Serono S.A.

Geneva, Switzerland, January 5, 2007 – Serono (virt-x: SEO and NYSE: SRA) has today been informed that Merck KGaA has closed the share purchase agreement signed with the Bertarelli family on September 21, 2006, and now holds the majority of the capital as well as the voting rights of Serono S.A.  Merck has indicated that it plans to further increase its shareholding in Serono S.A. through a series of additional measures.

The Bertarelli family’s bearer shares with a par value of CHF 25 each were acquired for CHF 1,100 per share and the registered shares with a par value of CHF 10 each for CHF 440 per share. The shares represent about 66% of Serono’s capital and approximately 76% of the voting rights. Aside from this, Merck has purchased additional shares on the Swiss capital market and currently holds around 84% of Serono’s capital and 89% of the voting rights.

Subject to clearance by the Swiss Takeover Board, on January 9 Merck expects to launch a public tender offer under Swiss law to the holders of the bearer shares, likewise for CHF 1,100 per share.

Note:

As announced previously, an Extraordinary General Meeting of the shareholders of Serono S.A. will be held today at 5.00 pm in Lausanne, Switzerland. At this Extraordinary General Meeting, the Board of Directors will propose to the shareholders certain amendments to the Articles of Association of the Company, in particular so as to change the name of the Company to Merck Serono S.A. The Board will also propose the appointment of new Directors. The detailed agenda of the Extraordinary General Meeting is available on Serono’s website (www.serono.com - link on the homepage).

Important Information

The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Serono S.A.).

No Offer will be made in the United States of America

The public tender offer referenced herein is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone or electronic transmission by way of the internet or otherwise) of United States interstate or foreign commerce, or of any facility of a United States national securities exchange, and the offer cannot be accepted by any such use, means or instrumentality or from within the United States. Copies of the offer prospectus or any related documents are not being mailed or otherwise distributed or sent in or into the United States and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from the United States and doing so will render invalid any related purported acceptance of the offer.

This communication is not an extension of the offer in the United States.

Note regarding forward-looking statements

The information in this document may contain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Serono S.A. and of Merck KGaA resulting from the proposed transaction.  These statements are based on the current expectations of management of Serono S.A., Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances.  Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Serono S.A., Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

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About Serono

Serono is a global biotechnology leader.  The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®.  In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area.  The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million.  Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim.  Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005.  Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

For more information, please contact:

Corporate Media Relations:		Corporate Investor Relations:
Tel:	+41 22 414 36 00	Tel:	+41 22 414 36 01
Fax:	+41 22 414 30 85	Fax:	+41 22 414 30 22
http://www.serono.com		Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	January 9, 2007	By: /s/ Francois Naef
Name: Francois Naef
Title: Chief Administrative Officer